Alston&Bird llp
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
404-881-7000
Fax: 404-881-7777
www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	E-mail: rosemarie.thurston@alston.com
December 24, 2008
VIA EDGAR AND OVERNIGHT DELIVERY
Mr. Tom Kluck
Legal Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

Re:	TNP Strategic Retail Trust, Inc. Registration Statement on Form S-11 File No. 333-154975
Dear Mr. Kluck:
     This letter sets forth the responses of our client, TNP Strategic Retail Trust, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), in your letter, dated December 12, 2008, regarding the Issuer’s registration statement on Form S-11 (the “Registration Statement”). For your convenience, we have set forth below each of your comments (or requests) followed by the relevant response. The Issuer has filed today Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR, which reflects the responses below. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 1.
General
1.	Comment: Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share redemption program. We urge you to consider all the elements of your share redemption program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated

Mr. Tom Kluck
December 24, 2008

December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.

Response: The Issuer understands that it is responsible for analyzing the applicability of the tender offer rules to its share redemption program and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E. If the Issuer determines that it cannot rely on precedent set by previous no action letters, the Issuer will submit a request for exemption under Rule 13e-4 and Regulation 14E to the Division’s Office of Mergers and Acquisitions.

2.	Comment: We note that you may conduct the share redemption program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share redemption program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with the class exemption, you may contact the Division of Market regulation.

Response: The Issuer understands that it is responsible for analyzing the applicability of Regulation M to its share redemption program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. The Issuer has determined that its share redemption program is consistent therewith.

3.	Comment: Please provide the disclosure regarding promoters required by Item 11(d) of Form S-11, including the names of the promoters and indicate all positions and offices with the registrant now held or intended to be held by each such promoter.

Response: We refer the Staff to the disclosure on pages 1, 3, and 18, which names Thompson National Properties, LLC as the Issuer’s sponsor. In addition, pages 48 and 49 list the biographies of the executive officers of the Issuer who are also executive officers of the sponsor and whom we consider to be the promoters of the Issuer.

4.	Comment: Please disclose whether you intend to acquire servicing rights in connection with your investments.

Response: Please be advised that the Issuer has revised its disclosure to state that it may acquire servicing rights in connection with its investments in real estate-related loans on page 42. As stated on page 42, the Issuer’s advisor may provide loan servicing to the Issuer.

5.	Comment: Please include a discussion as to how the offering price was determined. See Item 505 of Regulation S-K.

Mr. Tom Kluck
December 24, 2008

Response: Please be advised that the disclosure on page 113 has been revised to state that the offering price was determined arbitrarily. We also refer the Staff to the front cover of the prospectus and to page 14, which state that the offering price was determined arbitrarily.

6.	Comment: Please include the information required by Item 506 of Regulation S-K.

Response: The Issuer respectfully submits that the disclosure required by Item 506 of Regulation S-K is not applicable because there is not a substantial disparity in price between the shares of common stock sold to the sponsor with respect to the initial capitalization of the Issuer and the sale of shares to the public in the public offering. As disclosed in the prospectus, shares of common stock of the Issuer were initially sold to the sponsor at $9.00 per share. This reduced price from the public offering price of $10.00 per share is a result of the elimination of the sales load in connection with the purchase by the sponsor. The net proceeds to the Issuer from the sale of the shares of common stock to the sponsor are the same that the Issuer will receive in connection with the sale of shares in the public offering.
Borrowing Policy, page 8
7.	Comment: We refer to your statements on pages 8 and 42 that you expect to temporarily borrow in excess of your long-term targeted debt level. Please tell us how long you anticipate maintaining a debt level in excess of your 50 percent target level and how you intend to repay debt exceeding your target level. Also, please clarify whether or not you will exceed the “300 percent” limitation on borrowing set forth in your charter.

Response: The Issuer anticipates that it will not exceed its targeted debt level once it has acquired a substantial portfolio of income-producing properties. Since the Issuer’s offering is being conducted on a best efforts basis and it has not identified any specific properties to acquire with the offering proceeds, it would be too speculative to disclose any particular date or number of properties that would trigger the anticipated target debt level. The Issuer intends to repay debt exceeding the targeted debt level using funds from operations and additional offering proceeds. Please be advised that the disclosure on pages 8 and 42 has been revised to clarify that the Issuer does not intend to exceed the “300 percent” limitation on borrowing set forth in the Issuer’s charter, but that its charter does allow it to temporarily borrow in excess of such amount if such excess is approved by a majority of the independent directors and disclosed to stockholders in the Issuer’s next quarterly report, along with an explanation of such excess.

Mr. Tom Kluck
December 24, 2008

Investment Strategy, Objectives and Policies, page 37
8.	Comment: Please disclose approximately what percentage of the net proceeds from the offering you anticipate investing in retail properties and what percentage you anticipate investing in real estate-related assets.

Response: The Issuer respectfully submits that it cannot estimate the percentage of net proceeds from the offering that it will invest in retail properties and real estate-related assets as the actual percentages will depend on market trends and investment opportunities available to the Issuer over time as well as the amount of capital raised in the Issuer’s best efforts offering.
Management
Duties of Directors, page 46
9.	Comment: We refer to your discussion on page 47 that your independent directors are responsible for determining the compensation to be paid to your advisor. As most of the fees to your advisor appear to be fixed percentages as set forth in the Management Compensation Table on page 56, it is unclear to us what compensation the independent directors will be reviewing and determining. Please expand your disclosure to clarify what elements of your advisor’s compensation will be set by your independent directors. In addition, please include disclosure in the Management Compensation Table clarifying that certain elements may be discretionary, if true.

Response: Please be advised that the disclosure on page 47 has been revised to clarify that upon the annual renewal of the advisory agreement, the Issuer’s independent directors will reexamine all of the fees paid to the advisor to determine whether such fees are reasonable. Please also note that Section 8.2 of the Issuer’s charter provides that the independent directors are responsible for reviewing the fees and expenses of the Issuer at least annually or with sufficient frequency to determine that the expenses incurred are reasonable in light of the investment performance of the Issuer, its net assets, its net income and the fees and expenses of other comparable unaffiliated real estate investment trusts. The independent directors also will be responsible for reviewing, from time to time and at least annually, the performance of the advisor and determining that the compensation to be paid to the advisor is reasonable in relation to the nature and quality of services performed and that such compensation is within the limits prescribed by the charter. Fees payable to the advisor are not discretionary. Rather, they are determined by the terms of the advisory agreement, which is reviewed annually by the independent directors. The Issuer thus respectfully submits that the Management Compensation Table does not require revision since the fees disclosed are not discretionary.

Mr. Tom Kluck
December 24, 2008

Directors and Executive Officers, page 48
10.	Comment: We note that upon the completion of the offering, your board of directors will consist of five members. Please revise your disclosure to name the fifth director nominee at such time he or she has been identified.

Response: Please be advised that the Issuer will revise the disclosure in the prospectus to name the fifth director nominee at such time as he or she has been identified.

11.	Comment: Please discuss what experience, if any, your executive officers have in operating a REIT.

Response: Please be advised that the disclosure on pages 48 and 49 has been revised to discuss the experience the Issuer’s executive officers have in operating a REIT.

12.	Comment: Please disclose, to the extent known, whether any of your executive officers, directors or affiliates intends to purchase shares for their own account in the offering.

Response: The Issuer respectfully submits that, to its knowledge, the Issuer’s executive officers, directors or affiliates have not yet determined whether to purchase shares for their own account in the offering.
Compensation of Executive Officers and Directors, page 50
13.	Comment: Please expand your disclosure regarding your policy of granting equity-based awards to your executive officers. For example, in light of the fact that these persons provide you services in fulfillment of their duties as employees of the advisor and the advisor’s contractual duty to you under the advisory agreement, please disclose how you consider the amount of the fee paid to the advisor and the amount of salary and incentive compensation already paid to such employees by the advisor in determining the amount of any grant. In addition, please disclose whether the advisory agreement requires that specific employees of the advisor provide services on your behalf, and if not, how this impacts the usefulness of awarding equity-based compensation to particular persons.

Response: As noted on page 50, the Issuer does not currently intend to grant incentive compensation to employees of the advisor pursuant to the incentive compensation plan (the “Plan”). As further noted on page 50, the Issuer intends to provide equity compensation under the Plan to its independent directors only. Therefore, the Issuer respectfully submits that expanding its disclosure regarding the granting of equity based awards to its executive officers and employees of the advisor would mislead investors into thinking that such incentive compensation is currently applicable or contemplated. The Issuer notes, however, that pursuant to Section 8.2 of the Issuer’s charter, the independent directors are responsible for reviewing, from time to time and at least annually, the performance of the advisor and determining that the compensation to be paid to the advisor, including any equity based awards under the Plan to employees of the

Mr. Tom Kluck
December 24, 2008

advisor, is reasonable in relation to the nature and quality of services performed and that such compensation is within the limits prescribed by the charter when renewing the advisory agreement. The Issuer thus believes that the charter provides adequate protection to ensure that the amount of equity based awards under the Plan, if any, made to employees of the advisor are fair when aggregated with the other incentive compensation already paid to the advisor in exchange for the services employees of the advisor perform on behalf of the Issuer.
Management Compensation Table, page 56
14.	Comment: Please expand the fee table to reference the long-term incentive plan as it relates to the advisor and its employees and clarify, if true, that there are no limits on the expense reimbursement provisions.

Response: As noted in response to comment 13, the Issuer does not currently intend to grant incentive compensation to employees of the advisor pursuant to the Plan. If the Issuer’s board of directors determines in the future to approve any such grants, the information will be made available to investors pursuant to a prospectus supplement. Please be advised that footnote 4 of the fee table has been revised on page 59 to disclose the limitation set forth in Section 8.10 of the Issuer’s charter that, unless the independent directors find, based on such unusual and non-recurring factors that they deem sufficient, a higher level of expenses is justified, the Issuer will not reimburse the advisor for any operating expenses to the extent that the total operating expenses at the end of the four preceding fiscal quarters exceeds the greater of (1) 2% of the Issuer’s average invested assets, or (2) 25% of the Issuer’s net income determined without reduction for any additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of the Issuer’s assets for that period.
Conflicts of Interest, page 61
15.	Comment: Please expand your disclosure regarding any current affiliated entities that may compete with you, including the number of real estate programs, the amount available for investment and the term of such programs.

Response: Please be advised that the disclosure on page 61 has been revised to state that the Issuer’s sponsor is currently sponsoring two other real estate programs that are engaged in a continuous offering and which currently have approximately $350,000 available for investment. Each program has an investment period of up to five years with the possibility of a one year extension for one of the programs.
The Operating Partnership Agreement, page 74
16.	Comment: We refer to the third paragraph and note your statement that the summary covers certain provisions of the limited partnership agreement. Please revise to clarify that the summary discusses the material provisions of the agreement.

Mr. Tom Kluck
December 24, 2008

Response: Please be advised that the Issuer has revised the third paragraph on page 74 to clarify that the summary discusses the material provisions of the limited partnership agreement.

17.	Comment: We refer to your disclosure on page 76 regarding the redemption rights of the special units. Please disclose the dollar amount for which the special units may be redeemed.

Response: The Issuer respectfully submits that given the number of variables involved in determining the dollar amount for which the special units may be redeemed in the future, including, among other items, the price at which the Issuer’s shares may trade if listed on an exchange and the total value of the Issuer’s assets at a future date, the Issuer is unable to determine an amount for which the special units may be redeemed.
Share Redemption Program, page 82
18.	Comment: Please state whether or not shareholders will be subject to a holding period prior to becoming eligible to participate in the share redemption program.

Response: Please be advised that the disclosure regarding the share redemption program has been revised on pages 9 and 83 to clarify that stockholders will not be subject to a holding period prior to becoming eligible to participate in the share redemption program.
Plan of Distribution, page 113
19.	Comment: Please disclose whether TNP Securities, Inc. is a registered broker-dealer.

Response: Please be advised that pages 3 and 54 have been revised to state that TNP Securities, LLC will be a registered broker-dealer and a member of the Financial Industry Regulatory Authority (“FINRA”) as of the effectiveness of the Registration Statement. TNP Securities, LLC is currently in the process of applying for membership with FINRA. Once it becomes a registered-broker dealer and a FINRA member firm, TNP Securities, LLC will register as a broker-dealer with the states.
Minimum Offering, page 113
20.	Comment: Please disclose here and throughout the prospectus, where appropriate, how the rate of interest to be earned by funds placed in escrow will be determined.

Response: Please be advised that the disclosure on page 113 has been revised to state that money received by the escrow agent during the escrow period will be invested in the Wells Fargo Money Market Deposit Account and will earn the applicable rate of interest thereon.

Mr. Tom Kluck
December 24, 2008

Other Discounts, page 116
21.	Comment: Please disclose the discounted share price at which your executive officers, directors and affiliates will be able to purchase shares in the offering.

Response: Please be advised that the disclosure on page 116 has been revised to state that executive officers, directors and affiliates will be able to purchase shares in the offering at a purchase price of $9.00 per share.
     We trust that we have sufficiently responded to your comments. Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4417.
Sincerely,
/s/ Rosemarie A. Thurston
Rosemarie A. Thurston

Enclosures
cc:	Ms. Kristina Aberg, Division of Corporation Finance
Mr. Anthony W. Thompson